
Mail Stop 4631

January 15, 2010

Mr. Robert A. DeFronzo
Chief Financial Officer
U.S. Home Systems, Inc.
405 State Highway 121 Bypass
Building A, Suite 250
Lewisville, TX 75067

> **Re:** **U.S. Home Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-18291**

Dear Mr. DeFronzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief